UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

By:	/s/ Dora Li
Name:	Dora Li
Title:	Chief Financial Officer

Date: November 21, 2012

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release